CHINA GREEN AGRICULTURE, INC.

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

November 27, 2012

Via Edgar

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop: 3561

Washington, D.C. 20549

Attention: David R. Humphrey, Accounting Branch Chief

Re:	China Green Agriculture, Inc. Form 10-K for the Fiscal Year Ended June 30, 2012 Filed September 13, 2012 Form 10-K for the Fiscal Year Ended June 30, 2011 Filed September 12, 2011 File No. 001-34260

Dear Mr. Humphrey:

China Green Agriculture, Inc., a Nevada corporation (the “Company” or “we”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 18, 2012 (the “Comment Letter”) to the Company, with respect to the Company’s Annual Reports on Form 10-K for the years ended June 30, 2012 and 2011. We hereby file via EDGAR our response to the Comment Letter. The text of the Staff's comments is set forth in italics below, followed by the responses of the Company.

Form 10-K for the Year Ended June 30, 2012

Item A.  Rick Factors, page 28

1.	Refer to the risk factor regarding the increase in accounts receivable on page 30. Based upon your discussions here and under Operating Activities on page 60, it appears that you have utilized aggressive marketing to retain and expand market share. We note your reference to a "tentative credit period up to 180 days" which was not mentioned in previous filings. Please tell us more about this apparent change in your credit policies. That is, please describe the details of this plan, tell us when it was implemented and identify the subsidiaries to which the 180 day credit policy applies. In this regard, it appears that Gufeng and Jinong have implemented such a policy, at a minimum. Please advise supplementally and in detail.

1

CHINA GREEN AGRICULTURE, INC.

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

Response:

The Company’s current credit policy allows clients to pay off their receivable balance by up to 180 days from the point the revenue is recognized. Under this policy, for receivable older than 180 days, the Company will book 100% allowance toward the outstanding balance immediately. Such a policy became effective since the fiscal quarter period ended March 31, 2012. The extended credit period was referred to in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2012. The current policy is a revision of the Company’s previous credit policy, which allowed the clients to pay off receivables up to a shorter period of 90 days, instead of 180 days.

The implementation of the current policy was a result of the change in fertilizer market in the middle of fiscal year 2012. It applies to the Company’s subsidiaries in fertilizer segment, Jinong and Gufeng. Starting from 2011, the economy in China slowed down. The demand in the fertilizer market declined from previous year and remained softened toward year end. In addition, in December 2011, in overseeing the fertilizer market in China, the Ministry of Finance under the supervision of the State Council of the Central Government of the PRC, or the PRC authority, raised the 2012 export tariff for certain fertilizer products that Gufeng exports to in the international market. While we always keep a balanced mix of our domestic clients and oversea clients, Gufeng’s export ability was largely expected to be reduced during 2012 due to the prohibitively high export tariff imposed. We then had to rely on domestic clients to fill in the orders that could be under the export contract instead. To combat the adverse effect of high export tariff, we launched aggressive marketing campaign by forgoing advance payments and offering warehouse credit sales to selected clients. Coupled with the marketing efforts to selected clients, Gufeng and Jinong, adopted the updated 180-day credit policy for all clients, effective beginning 2012. The updated policy eased the payback period and provided much needed liquidity to the constraint clients. These policy adjustments and marketing tools were approved very essential in time for the Company in expanding its sales in the domestic segment and offsetting the negative effect of reduced export capacity up to date.

2.	Describe, in detail, whether and how your assessments of customer's creditworthiness and account collectability have changed upon your implementation of the 180 day credit policy. In this regard, given the apparent increase in risk, please explain why your allowance for doubtful accounts fell from approximately two percent of receivables at June 30, 2011 to approximately one percent of receivables at June 30, 2012.

Response:

The adjustment in the credit policy is an ease of payback term for all Jinong and Gufeng’s clients. As such, no specific changes had been involved in the assessments of customer's creditworthiness and account collectability. Subsequent to the policy adjustment, we have been closely monitoring the receivables’ aging and constantly analyzing the collection results.

The current credit policy offers extra 90 days for Jinong and Gufeng’s clients to pay back the sales amount in addition to the initial 90-day period in the predecessor policy. As such, in Jiong and Gufeng, any account receivables aging between 90 days to 180 days, will be considered as current, instead of delinquent any more. These accounts, under the 180-day policy, no longer incur any allowance charge against their outstanding balance, but would have incur 100% allowance charge under the previous policy otherwise. In summary, under the 180-day policy, the Company is required to book less allowance charge than under the previous policy. Therefore, the allowance for doubtful accounts fell from approximately two percent of receivables at June 30, 2011 to approximately one percent of receivables at June 30, 2012.

2

CHINA GREEN AGRICULTURE, INC.

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

3.	Refer to your discussion of Critical Accounting Policies on page 62. We note that your stated policy that "any accounts receivable that is outstanding for more than three months will be accounted as allowance for bad debts" remains unchanged. If this is the case, please explain whether and how you apply this policy to receivables extended with a credit period of up to 180 days.

Response:

This was a clerical error in the disclosure of Critical Accounting Policies on page 62. We will correct this in the amended annual report for fiscal year 2012. We will keep the disclosure in future filings up to date.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Unearned Revenue, page 61

4.	We note that, despite the material increases in both sales and receivables, your unearned revenue balance has fallen significantly as of June 30, 2012. If fewer advanced deposit payments are required from distributors prior to delivery and sales credits are being offered please further explain why the increase in accounts receivable results in less unearned revenue. Our concern is that you continue to state that sales revenue is recognized when "collectability is reasonably assured." It appears that your new policies could potentially result in an increase in uncollectable accounts and a related increase in the unearned revenue balance. Please explain why this is not the case. We may have further comments upon review of your response.

Response:

Unearned revenue, on the Company’s financial statement, represents advance payments we received from our clients for future goods to be delivered. When we receive the advance payment from clients, we have a liability equal to the revenue to be earned until the delivery of the goods. Therefore such account is a liability that we owe to our clients until the revenue has been earned. On the other hand, account receivables, represents the sales amount to be collected from the client after the revenue is recognized.

3

CHINA GREEN AGRICULTURE, INC.

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

As of June 30, 2011, the consolidated balances of the Company’s unearned revenue were $11,059,313. Among them, $10,253,589 were the unearned revenue from Gufeng, while the remaining $805,723 were from Jinong. As such, the consolidated balance of unearned revenue then concentrated on the advance payments made by Gufeng’s clients for fertilizers to be delivered.

Also as of June 30, 2011, the consolidated balance of accounts receivable was $17,855,426. Among them, $16,294,043 were from Jinong, $1,226,789 were from Gufeng, and the rest $67,748 were from Jintai and Yuxing.

Compared to its unearned revenue of $10,253,589 as of June 30, 2011, the accounts receivable of Gufeng were $1,226,789, or 12% of its unearned revenue as of June 30, 2011. This was largely due to that the majority of the sales in Gufeng at that time required its clients to make significant amount of advance payments, either full or largely partial, and only limited credit sales were offered.

As we addressed in our response to comment #1 above, starting from 2011, the economy in China slowed down. The demand in the fertilizer market declined from previous year and remained softened toward the year end. To combat the adverse effect of high export tariff and softened domestic fertilizer demand, we launched aggressive marketing campaign by forgoing advance payments and offering warehouse credit sales to selected clients from the three-month period ended December 31, 2011.

As of June 30, 2012, the consolidated balances of the Company’s unearned revenue were $2,625,014, compared to $11,059,313 as of June 30, 2011. Among them, $1,952,200 were the unearned revenue from Gufeng compared to $10,253,589 as of June 30, 2011, while $671,092 were from Jinong, compared to $805,723 as of June 30, 2011. The remaining $1,722 were from Yuxing. As such, the unearned revenue declined significantly mainly due to the forgoing of the advance payments for Gufeng’s clients in fertilizer sales.

Also as of June 30, 2012, the consolidated balance of accounts receivable was $62,680,426, compared to $17,855,426 as of June 30, 2011. Among these accounts receivable of $62,680,426, $42,392,121 were from Jinong compared to a previous balance of $16,294,043 as of June 30, 2011; $20,158,777 were from Gufeng compared to a previous balance of $1,226,789 as of June 30, 2011, and the rest $129,528 were from Yuxing compared to a previous balance $67,748 as June 30, 2011.

Compared to its unearned revenue of $1,952,220 as of June 30, 2012, the accounts receivable of Gufeng were $20,158,777, or 10.3 times of its unearned revenue as of June 30, 2011. This was largely due to that the majority of the sales in Gufeng in 2012 were conducted via the discussed marketing campaign such as warehouse credit sales, as a complement and partial replacement of the advance payment sales.

In Jinong, a yearly increase of $26,098,078 in accounts receivable from $16,294,043 as of June 30, 2011 to $42,392,121 as of June 30, 2012 was the consequence of expanded marketing effort and relaxed credit policy in its credit sales.

Therefore, due to the ongoing marketing campaign by Jinong and Gufeng in 2012 and certain forgoing of advance payments in Gufeng, we experienced the increase of accounts receivable and the decrease of unearned revenue. The length of the credit term has no direct correlation with the amount of unearned revenues.

4

CHINA GREEN AGRICULTURE, INC.

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

Financial Statements

Note 2 — Basis of Presentation and Significant Accounting Policies, page F-6

Accounts Receivable, net, page F-7

5.	We note from your presentation here and on the face of your financial statements that, although your revenue has increased on 34% year over year, your accounts receivable (net) balance has increased 254% while your allowance for doubtful accounts has increased only 201%. Please provide us with an accounts receivable aging as of June 30, 2012 and 2011, and as of September 30, 2012. Please accompany this aging with an explanation of any receivables balance 180 days outstanding or older as of June 30, 2012 and September 30, 2012.

Response:

Below are the snapshots of the Company’s accounts receivable aging as of June 30, 2012 and 2011, and as of September 30, 2012.

Table 1. The Aging of Accounts Receivable As of June 30, 2012

The Aging of Accounts Receivable As of June 30, 2012
	Jinong	Gufeng	Yuxing	Total	Allowance	Total Net
Aging (0~30 days)	$7,256,724	$5,239,902	$129,528	$12,626,153	$-	$12,626,153
Aging (30~60 days)	$8,033,790	$2,544,438	$-	$10,578,228	$-	$10,578,228
Aging (60~90 days)	$8,793,176	$6,884,442	$-	$15,677,617	$-	$15,677,617
Aging (90~120 days)	$8,124,837	$1,502,051	$-	$9,626,888	$-	$9,626,888
Aging (120~150 days)	$7,903,250	$3,987,945	$-	$11,891,195	$-	$11,891,195
Aging (150~180 days)	$1,601,076	$-	$-	$1,601,076	$-	$1,601,076
Aging (180 days above)	$679,268	$-	$-	$679,268	$679,268	$-
Total	$42,392,121	$20,158,777	$129,528	$62,680,426	$679,268	$62,001,159

5

CHINA GREEN AGRICULTURE, INC.

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

 Table 2. The Aging of Accounts Receivable As of June 30, 2011

The Aging of Accounts Receivable As of June 30, 2011
	Jinong	Gufeng	Jintai	Yuxing	Total	Allowance	Total Net
Aging (0~30 days)	$5,166,296	$604,926	$108,156	$67,748	$5,947,126	$-	$5,947,126
Aging (30~60 days)	$5,773,494	$236,925	$46,277	$-	$6,056,695	$-	$6,056,695
Aging (60~90 days)	$5,150,320	$251,070	$112,414	$-	$5,513,804	$-	$5,513,804
Aging (90 days above)	$203,933	$133,868	$-	$-	$377,801	$377,801	$-
Total	$16,294,043	$1,226,789	$266,846	$67,748	$17,855,426	$377,801	$17,517,625

Table 3. The Aging of Accounts Receivable As of September 30, 2012

The Aging of Accounts Receivable As of September 30, 2012
	Jinong	Gufeng	Yuxing	Total	Allowance	Total Net
Aging (0~30 days)	$9,071,103	$3,703,576	$132,315	$12,906,995	$-	$12,906,995
Aging (30~60 days)	$9,303,362	$826,621	$-	$10,129,983	$-	$10,129,983
Aging (60~90 days)	$8,893,094	$3,356,008	$-	$12,249,103	$-	$12,249,103
Aging (90~120 days)	$6,981,228	$5,880,350	$-	$12,861,578	$-	$12,861,578
Aging (120~150 days)	$7,512,548	$-	$-	$7,512,548	$-	$7,512,548
Aging (150~180 days)	$7,605,197	$4,433,771	$-	$12,038,968	$-	$12,038,968
Aging (180 days above)	$977,433	$-	$-	$977,433	$977,433	$-
Total	$50,343,966	$18,200,326	$132,315	$68,676,607	$977,433	$67,699,174

As of June 30, 2012, the Company had an amount of $62,001,159 in accounts receivable in total. The balance of over 180-day receivables was $679,268, which accounted for 1.1% percent of the total accounts receivable. These over-180-day receivables were all attributable to Jinong. As of June 30, 2012, Jinong had an amount of $42,392,121 in account receivables. The balance of over-180-day receivables was $679,268, which accounted for 1.6% of Jinong’s total accounts receivable. The over-180-day receivables were attributable to 331 number of Jinong’s clients. For these 331 number of clients, the over-180-day balance accounted for 3.2% of the total accountable receivables that they owe to Jinong. The average over-180-day balance that they owe to the Company was $2,050. Many of these balances were unpaid residual receivables from the clients’ historical payments.

As of September 30, 2012, the Company had an amount of $67,699,174 in accounts receivable. The balance of over 180 days receivables was $977,433, which accounted for 1.4% percent of the total accounts receivable. These over-180-day receivables were all attributable to Jinong. As of September 30, 2012, Jinong had an amount of $50,343,966 in account receivables. The balance of over-180-day receivables was $977,433, which accounted for 1.9% of Jinong’s total accounts receivable. The over-180-day receivables were attributable to 376 number of Jinong’s clients. For these 376 number of clients, the over-180-day balance accounted for 4.1% of the total accounts receivable that they owe to Jinong. The average over-180-day balance that they owe to the company was $2,600. Many of these balances were unpaid residual receivables from the clients’ historical payments.

6

CHINA GREEN AGRICULTURE, INC.

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

6.	Please identify your customers who account for more than 10% of accounts receivable, net, and provide us with the aging of their accounts receivable balances.

Response:

The Company had no customers who account for more than 10% of accounts receivable, net. Although one customer, Sinoagri Holding Company Limited, accounted for $31,509,757, or 14.5% of the Company’s sales for the year ended June 30, 2012 and $31,599,412, or 17.6% of the Company’s sales for the year ended June 30, 2011, it did not have any accounts receivable with the Company as of June 30, 2012 and 2011.

7.	As a related matter, please tell us, given your rapid revenue growth, why you believe evaluation of accounts receivable for collectability only at year end is appropriate.

Response:

As we discussed in the Annual Report on Form 10-K for the fiscal year ended June 30, 2012 (the “Form 10-K for FY2012”), we continually monitor and evaluate the structure and collectability of the Company’s accounts receivable balances, perform routine assessment of our customers’ creditworthiness and provide an allowance for doubtful accounts when necessary. The monitor process of accounts receivable were performed continuously throughout our daily operations. We routinely revisit our reserve policy and assess the necessity of policy adjustment on annual basis, at least.

In addition to the annual revisit, depending on the collection progress via regular monitoring, we often elect to hold ad hoc session at regular management meetings, such as monthly meeting of operation results and planning, to timely evaluate the credit risk of client payment amid the rapid change in market trend.

Item 9A. Controls and Procedures, page 66

8.	Please tell us how you concluded that, given the omission of the disclosure related to Jintai that you previously represented to us would be included in your Form 10-K for the year ended September 30, 2012 [sic], your internal control over financial reporting and disclosure controls and procedures were effective as of June 30, 2012.

7

CHINA GREEN AGRICULTURE, INC.

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

Response:

With respect to the effectiveness of the Company’s internal control over financial reporting, as the Company stated in the Management Report on Internal Control Over Financial Reporting in the Form 10-K for FY2012, “Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.1”

The disclosure related to Jintai that we previously provided in our response 5 dated July 11, 2012 to the Commission’s comment that was “omitted” boils down to the following –

“As of June 2011, 4,852,236 number of Photinia fraseri were obsolete due to the air and water pollution in the surrounding area of Jintai. The total loss for this obsolescence incurred a write-off of $2,813,993, which equaled to the maintenance cost of Photinia fraseri, and was classified as general and administration expense in Jintai for the fiscal year June 30, 2011.

In addition, 2,028,508 and 1,532,876 number of Photinia fraseri became obsolete as of September 30 and December 31, 2011 respectively due to the exacerbating air and water pollution in the surrounding area of Jintai. The total loss for the obsolescence incurred write-offs of $288,307 and $957,407 respectively. The losses equaled to the maintenance cost of Photinia fraseri, and were classified as general and administration expense in Jintai for the quarter ended September 30 and December 31, 2011.

As of March 31, 2012, 54,682 number of butterfly orchids became obsolete due to disease. The total loss for the obsolescence incurred a write-off of $223,907, which equaled to the maintenance cost of butterfly orchids, and was classified as general and administration expense in Jintai as of March 31, 2012.”

Such information at the granular level, while it was not in the Form 10-K FY2012, it was in the Company’s internal ledgers and was properly booked and recorded, which enabled the Company “to pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles …” as the first two attributes under the effective internal control over financial reporting pertain. Correspondingly, the Company’s practice in keeping such timely and properly classified internal records provided “reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles…2” Therefore, the Company believes its internal control over financial reporting was effective as of June 30, 2012.

With regard to the disclosure controls and procedures, the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives. Thus, management believes the disclosure controls and procedures are effective at the “reasonable assurance” level. Despite of the “omission” of information at the granular level as referred to above, which is merely part of the internal supporting data for Jintai’s relocation, the trend that Jintai was going to be relocated due to deteriorated surroundings had been timely and repeatedly disclosed in several Company’s quarterly reports. This clearly shows that the Company’s disclosure controls and procedures was effective at the “reasonable assurance” level as of June 30, 2012.

1 This is the definition posed by the Commission in its final rule on Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports effective August 14, 2003. (See: http://www.sec.gov/rules/final/33-8238.htm#P168_36525)

2 i.d.

8

CHINA GREEN AGRICULTURE, INC.

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filing. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ken Ren
Ken Ren
Chief Financial Officer

9